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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

SEC FILE NUMBER
8-47154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DALE K. EHRHART, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 WEST VENICE AVENUE, SUITE 10
(No. and Street)

VENICE, (City) FLORIDA (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLADYS (MICK) HARTLEY, E.D.D. (941) 495-8220
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CPA ASSOCIATES
(Name — *if individual, state last, first, middle name*)

1800 SECOND STREET, SUITE 735 (Address) SARASOTA (City) FLORIDA (State) 34236 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, GLADYS (MICK) HARTLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DALE K. EHRHART, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CORPORATE TREASURER

Title

Notary Public

MARIJANE D. ROUVET
MY COMMISSION # CC 954761
EXPIRES: August 2, 2004
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A REPORT ON INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALE K. EHRHART, INC.

FINANCIAL STATEMENTS

December 31, 2001 and 2000

TABLE OF CONTENTS


CPA
ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

We have audited the accompanying statements of financial condition of Dale K. Ehrhart, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Dale K. Ehrhart, Inc. for the year ended December 31, 2000, were audited by other auditors whose report dated January 22, 2001 expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dale K. Ehrhart, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Dale K. Ehrhart, Inc. taken as a whole. The supplementary schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

CPA Associates

Sarasota, Florida
January 25, 2002

DALE K EHRHART, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$ 69,758	29,220
Commissions receivable	24,257	2,901
Loan receivable	--	33,604
Deposits	935	935
Property and equipment - net	43,708	54,262
TOTAL ASSETS	$ 138,658	120,922
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable and accrued liabilities	23,530	4,326
Commitments	--	--
TOTAL LIABILITIES	23,530	4,326
STOCKHOLDERS' EQUITY		
Common stock	150	150
Additional paid in capital	339,662	339,662
Accumulated deficit	(224,684)	(223,216)
	115,128	116,596
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 138,658	120,922

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF INCOME

	Years Ended December 31,	
	2001	2,000
REVENUES		
Management Fees	$ 2,753,613	2,470,079
Commissions	36,774	68,444
Interest, dividends and other	20,196	11,315
Leasing revenues	101,886	--
TOTAL REVENUES	2,912,469	2,549,838
EXPENSES		
Salaries and wages	1,378,815	1,085,532
Referral fees	726,290	482,260
Clearing charges	152,819	205,920
Market data services	71,538	82,511
Payroll taxes	70,674	64,609
Travel	58,234	48,506
Pension plan contributions	45,561	36,172
Medical insurance	36,225	28,117
Consulting	32,877	27,300
Telephone	25,193	26,530
Licenses and taxes	23,060	24,186
Depreciation and amortization	21,831	26,184
Errors and refunds	18,899	56,382
Postage	12,116	10,229
Office supplies and equipment	11,564	15,526
Other operating expenses	228,241	194,094
TOTAL EXPENSES	2,913,937	2,414,058
NET INCOME (LOSS)	$ (1,468)	135,780

See accompanying notes.

DALE K EHRHART, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' EQUITY
BALANCES, January 1, 2000	$ 150	339,662	(214,996)	124,816
Net income	--	--	135,780	135,780
Distributions to stockholders	--	--	(144,000)	(144,000)
BALANCES, December 31, 2000	150	339,662	(223,216)	116,596
Net income (loss)	--	--	(1,468)	(1,468)
Distributions to stockholders	--	--	--	--
BALANCES, December 31, 2001	$ 150	339,662	(224,684)	115,128

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2001	2000
Cash flows from operating activities:		
Net income	$ (1,468)	135,780
Adjustments to reconcile change in net assets before capital additions to net cash provided by operating activities:		
Depreciation and amortization	21,831	26,184
Gain (loss) on sale of assets	2,268	--
(Increase) decrease in:		
Commission and Loan receivable	12,248	12,138
Increase (decrease) in:		
Accounts payable and accrued liabilities	19,204	(406)
Net cash provided by operating activities	54,083	173,696
Cash flows from investing activities:		
Purchases of property and equipment	(13,545)	(19,624)
Increase in notes receivable	--	(7,500)
Net cash used by investing activities	(13,545)	(27,124)
Cash flows from financing activities:		
Distributions to stockholders	--	(144,000)
Net cash used by financing activities	--	(144,000)
Net increase (decrease) in cash	40,538	2,572
Cash and cash equivalents, beginning of year	29,220	26,648
Cash and cash equivalents, end of year	$ 69,758	29,220

SUPPLEMENTAL DISCLOSURES

Interest paid	$ -	-

See accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Dale K. Ehrhart, Inc. (The Company) operates as a broker-dealer in securities in Venice Florida and is registered with the Securities and Exchange Commission, the Florida Division of Securities, and the National Association of Securities Dealers, Inc. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies. The Company's primary source of revenue is providing brokerage services to customers who are predominately middle to upper income individuals.

Basis of Accounting

The Company reports its financial position and results of operations using the accrual basis of accounting for financial statement purposes and the cash basis of accounting for tax purposes.

Management Fees and Commissions

Management fees revenues are recognized on a trade date basis. Commission revenues and related expenses have been accrued on a trade date basis.

Property and Equipment

Property and equipment are stated at historical cost. Depreciation is provided on a straight line and accelerated basis using an estimated useful life of five to seven years. Expenditures for maintenance and repairs that do not extend the useful lives of the related assets are expensed as incurred.

Receivables

The receivables of the Company are considered by management to be collectible.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents – For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Income taxes

The stockholders have elected under Section 1362 of the Internal Revenue Code and a similar section of the Florida Income Tax Law to be treated as an S Corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Financial instruments

The Company's financial instruments, as defined by Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," consists of cash, receivables, accounts payable, and accrued liabilities. These amounts represent fair value due to the short maturity of these financial instruments.

Concentration of Credit Risk

The Company's business activities involve trading and settlement of securities. Sales of securities are made to the Company's customers in the ordinary course of business through the Company's clearing broker. The Company's customer base extends throughout the various regions of the United States. Generally, these sales are unsecured. The Company does not anticipate any credit loss in the near term. At December 31, 2001 and 2000, the Company maintained its cash at a financial institution in bank deposits, which, at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is no exposed to any significant risk on cash.

Advertising Costs

The Company's policy is to expense advertising costs as such costs are incurred.

NOTE B – RELATED PARTY TRANSACTIONS

The Company leases the offices used in its operations from a related party on a month-to-month basis at a current annual rental of $ 38,872 and $38,444 in 2001 and 2000 respectively. The Company is responsible for the normal operating expenses including repairs and maintenance.

NOTE C – LOAN RECEIVABLE

During 2000, the Company converted the advances to an employee into an unsecured loan receivable. As of December 31, 2000, the loan receivable was $33,604. The monthly principal and interest payments were $ 438 bearing interest at 8% per annum for five years. During the year ended December 31, 2001, the employee repaid all amounts due; therefore there is no longer a loan receivable in the financial statements.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2001	2000
Computer equipment and software	$ 136,499	127,994
Office furniture	19,414	19,414
	155,913	147,408
Accumulated depreciation and amortization	(112,205)	(93,146)
	$ 43,708	54,262

Depreciation and amortization expense for years ended December 31, 2001 and 2000 was $21,831 and $26,184, respectively. This amount includes computer software amortization of $1,851 and $86 for 2001 and 2000, respectively.

NOTE E – NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of the aggregate indebtedness divided by 15 or $5,000. It also requires that under the aggregate indebtedness method, a broker-dealer is not permitted to allow its aggregate indebtedness to exceed fifteen times its adjusted net capital. At December 31, 2001 and 2000, the Company's "Net Capital" was $47,249 and $27,795, respectively.

At December 31, 2001 and 2000 the Company's "Excess Net Capital" was $42,249 and $22,795 respectively. The "Required Net Capital" was $5,000, which the Company exceeded. At December 31, 2001 and 2000, The Company's aggregate indebtedness was less than adjusted net capital.

On November 3, 1998, the Securities and Exchange Commission (SEC) issued a No-Action Letter to clarify its position under SEC Rule 15c3-1 (Net Capital Rule) regarding the capital treatment of assets in the proprietary account of an introducing broker/dealer (PAIB) held by a clearing broker/dealer. This letter allows introducing broker/dealers to include PAIB assets as allowable assets as allowable assets in their net capital computations, provided the clearing broker/dealer adheres to the provisions, procedures, and interpretations set forth in the letter including the establishment of a separate reserve account for PAIB assets in accordance with the SEC Rule 15c3-3. The effective date of the letter was June 1, 1999.

The Company, pursuant to the above SEC Rule and letter, has entered into a PAIB agreement as an addendum to the fully disclosed clearing agreement with Wachovia Securities, Inc.

NOTE F – COMMON STOCK TRANSACTIONS

As of December 31, 2001, and 2000, the Company has common stock with a $1 par value. There were 1,000 shares authorized with 150 shares issued and outstanding.

NOTE G – RETIREMENT PLAN

The Company has a 401k retirement plan covering substantially all of its employees. Employees are required to have one year of service and must be 21 years of age. An employee becomes fully vested upon completion of six years of qualifying service. Matching contributions by the employer are discretionary. During 2001 and 2000, the employer made contributions to the plan of $45,561 and $36,172, respectively.

SUPPLEMENTARY INFORMATION

DALE K. EHRHART, INC.
SCHEDULES OF OTHER OPERATING EXPENSES

	Years Ended December 31,	
	2001	2,000
OTHER OPERATING EXPENSES		
Rent	$ 47,973	47,418
Equipment repair and maintenance	46,277	5,641
Insurance	30,088	24,284
Meals and entertainment	27,816	31,537
Legal and accounting	21,753	28,756
Equipment/ furniture rental	21,081	22,236
Dues, memberships and subscriptions	9,781	3,948
Education and training	6,554	15,762
Utilities	6,309	5,174
Printing	4,187	990
Gain or loss on disposal of assets	2,268	--
Donations and contributions	2,934	2,860
Advertising and promotion	1,220	5,488
TOTAL OTHER OPERATING EXPENSES	$ 228,241	194,094

DALE K. EHRHART, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c FO THE SECURITIES AND EXCHANGE COMMISSION

	Years Ended December 31,	
	2001	2,000
NET CAPITAL		
Total stockholders' equity	$ 115,128	116,596
Total stockholders' equity not allowable for net capital	--	--
Total stockholders' equity allowable for net capital	115,128	116,596
Deductions and / or charges:		
Property and equipment	(43,708)	(54,262)
Deposits	(935)	(935)
Accounts receivable	(23,236)	
Note receivable	--	(33,604)
NET CAPITAL	47,249	27,795
MINIMUM NET CAPITAL REQUIREMENT		
Minimum dollar requirement	(5,000)	(5,000)
EXCESS NET CAPITAL	42,249	22,795
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	23,530	4,326
NET CAPITALIZATION CALCULATIONS:		
Aggregate Indebtedness Method		
Aggregate indebtedness (divided by 15)	1,569	288
Net capitalization ratio (limited to a ratio of 15)	0.56	0.19

DALE K. EHRHART, INC.
RECONCILIATIONOF COMPUTATIONOF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1 MTO COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5, PART II FILING

	Years Ended December 31,	
	2001	2,000
NET CAPITAL		
Net Capital per Company's Part II unaudited FOCUS report	47,249	27,795
Nonallowable assets previously report as allowable:		
Audit adjustments	--	--
NET CAPITAL PER COMPUTATION	47,249	27,795

DALE K. EHRHART, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PER RULE 15C3-3
DECEMBER 31, 2001 AND 2000

For 2001 and 2000, the Company is not required to maintain a "special reserve account for the exclusive benefit of customers" as it is exempt under (k) (2) (ii): all customers' transactions are cleared through Wachovia Securities, Inc.


CPA
ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

In planning and performing our audit of the financial statements and supplementary information of Dale K. Ehrhart, Inc. for the years ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Dale K. Ehrhart, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, cunts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and the related const of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, the National Association of Securities Dealers (NASD) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The report on internal accounting control required by the SEC Rule 17a-5 at December 31, 2000 was issued by other auditors whose report is dated January 22, 2001.

CPA Associates

Sarasota, Florida
January 25, 2002